October 14, 2024

Update of the Schedule A of FORM SBSE-A in order to:
- Include Mr. Antonio Weiss as Principal. New member of Banco Santander S.A. Board of Directors.
- Include Mr. Juan Carlos Barrabés as Principal. New member of Banco Santander S.A. Board of Directors